UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER
Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 3)
BOWHEAD SPECIALTY HOLDINGS INC.
Name of Subject Company (Issuer)
BOWHEAD SPECIALTY HOLDINGS INC.
TRIDENT SUPERIOR INC.
AMERICAN FAMILY MUTUAL INSURANCE COMPANY, S.I.
(Names of Filing Persons (other person(s)))
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
10240L102
(CUSIP Number of Class of Securities)

American Family Mutual Insurance Company, S.I. 6000 American Parkway Madison, WI 53783 Attention: Thomas Hrdlick Telephone: (844) 927-2446	Bowhead Specialty Holdings Inc. 452 Fifth Avenue, 24th Floor New York, New York 10018 Attention: H. Matthew Crusey Telephone: (212) 970-0269

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
With copies to:

Brian E. Hamilton, David D. Luce and John W. Karol Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000	Todd E. Freed and Jon A. Hlafter Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Telephone: (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ¨ ☐
NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction
This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or the “Transaction Statement”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Bowhead Specialty Holdings Inc., a Delaware corporation (the “Company”), (ii) American Family Mutual Insurance Company, S.I., a Wisconsin insurance company (“Parent”), and (iii) Trident Superior Inc., a Delaware corporation and wholly-owned direct subsidiary of Parent (“Merger Sub”, collectively with the Company and Parent, the “Filing Persons”).
This Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 2, 2026 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company. At the effective time of the merger, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the General Corporation Law of the State of Delaware as the surviving corporation in the merger. At the effective time of the merger, each share of common stock of the Company, par value $0.01 (the “common shares”) that is issued and outstanding immediately prior to the effective time of the merger (other than (i) common shares that are held by the Company as treasury stock or otherwise or by any subsidiary of the Company, which will be canceled and retired and cease to exist, (ii) common shares held by Parent, Merger Sub or any other subsidiary of Parent, which will remain outstanding as shares of common stock of the surviving corporation, or (iii) common shares held by any of the Company’s stockholders (the “stockholders”) who have demanded and perfected such stockholder’s right to appraisal of such common shares in accordance with Section 262 of the General Corporation Law of the State of Delaware and have not withdrawn or otherwise lost such rights to appraisal, will be converted into the right to receive merger consideration of $34.00 in cash per common share, without interest and less any amounts that are required to be deducted or withheld under applicable law). If the merger is completed, all of the common shares will cease to be publicly traded and will be owned by Parent.
The Non-Recused Directors (as defined below), constituting a quorum of the Board of Directors of the Company (the “Board”), evaluated and negotiated a potential transaction (as described more fully in the enclosed Proxy Statement (as defined below)) and other courses of action.  “Non-Recused Directors” means the members of the Board excluding those members of the Board that are defined as “Recused Directors” in the Proxy Statement (as defined below). The Non-Recused Directors, constituting a quorum of the Board, have unanimously adopted resolutions (i) determining that the Merger Agreement, the merger and the other transactions contemplated thereby are fair, advisable and in the best interests of the Company and its stockholders, (ii) approving the Merger Agreement, the merger and the other transactions contemplated thereby and (iii) declaring their advisability and recommending the adoption by the stockholders of the Merger Agreement, the merger and the other transactions contemplated thereby. The merger remains subject to the satisfaction or waiver of the conditions to closing provided for in the Merger Agreement, including obtaining the approval of (i) the holders of at least a majority of all issued and outstanding common shares and (ii) the holders of at least a majority of the issued and outstanding common shares owned by the stockholders excluding Parent and its subsidiaries and the Recused Directors.
Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Persons.

Item 1. Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
Item 2. Subject Company Information
(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:
Bowhead Specialty Holdings Inc.
452 Fifth Avenue, 24th Floor
New York, New York 10018
Telephone: (212) 970-0269
(b) Securities. The classes of securities to which this Transaction Statement relates is the Company’s common stock, par value $0.01 per share (the “common shares”), of which 32,943,005 shares were issued and outstanding as of June 30, 2026.
(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding the Company—Market Price of the Common Shares”
(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding the Company—Dividends”
“The Merger Agreement—Conduct of Business Pending the Merger”
(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding the Company—Prior Public Offerings”
(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding the Company—Transactions in Common Shares”
Item 3. Identity and Background of the Filing Persons
(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Parties to the Merger Agreement”
“Important Information Regarding the Company”
“Important Information Regarding Parent and Merger Sub”
“The Parties to the Merger”
Item 4. Terms of the Transaction
(a) (1) Tender Offers. Not applicable.
(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement—Structure of the Merger”
“The Merger Agreement—When the Merger Becomes Effective”
“The Merger Agreement—Effect of the Merger on the Common Shares and Shares of Common Stock of Merger Sub”
“The Merger Agreement—Treatment of Company Equity Awards”
“The Merger Agreement—Payment for the Common Shares in the Merger”
“The Merger Agreement—Conditions to the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”
“The Special Meeting—Required Stockholder Votes for the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Anticipated Accounting Treatment of the Merger”
“Special Factors—U.S. Federal Income Tax Consequences of the Merger for U.S. Holders”
(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement—Effect of the Merger on the Common Shares and Shares of Common Stock of Merger Sub”
(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Appraisal Rights”
“Appraisal Rights”
Annex B: Section 262 of the Delaware General Corporation Law
(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Provisions for Subject Stockholders”
(f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Summary Term Sheet—Delisting and Deregistration”
Item 5. Past Contacts, Transactions, Negotiations and Agreements
(a) (1)–(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Certain Relationships and Related Party Transactions”
“Important Information Regarding the Company—Transactions in Common Shares”
“Important Information Regarding Parent and Merger Sub”
Investor Matters Agreement, dated as of May 23, 2024, between the Company and Parent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
Common Stock Purchase Warrant, dated as of May 23, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
Registration Rights Agreement, dated as of May 28, 2024, between the Company and the investors party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
Amended and Restated Managing General Agency Agreement, dated as of May 23, 2024 between Midvale Indemnity Company and Bowhead Specialty Underwriters, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
Second Amended and Restated Managing General Agency Agreement, dated as of August 7, 2024, between Homesite Insurance Company of Florida and Bowhead Specialty Underwriters, Inc. (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
Amended and Restated Managing General Agency Agreement, dated as of May 23, 2024, between Homesite Insurance Company and Bowhead Specialty Underwriters, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
Amended and Restated Quota Share Reinsurance Agreement, dated as of May 23, 2024, between Parent and Bowhead Insurance Company, Inc. (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
Amendment No. 1, effective May 4, 2026, to the Amended and Restated Quota Share Reinsurance Agreement, dated as of May 23, 2024, between Parent and Bowhead Insurance Company, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 8-K filed with the SEC on May 5, 2026).
Amended and Restated Insurance Trust Agreement, dated as of May 23, 2024, among Bowhead Insurance Company, Inc., Parent and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
Amendment No. 1 to the Amended and Restated Insurance Trust Agreement, dated as of May 23, 2024, among Bowhead Insurance Company, Inc., Parent, S.I. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 8-K filed with the SEC on May 5, 2026).
(b)–(c) Significant Corporate Events; Negotiations or Contacts.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”
“Special Factors—Position of the Filing Persons as to Fairness of the Merger”
“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Certain Relationships and Related Party Transactions”
“The Merger Agreement”
“Important Information Regarding the Company—Transactions in Common Shares”
“Important Information Regarding Parent and Merger Sub”
Annex A: Merger Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Certain Relationships and Related Party Transactions”
“Special Factors—Takeover Proposals”
“Special Factors—Termination of the Merger Agreement”
“Special Factors—Termination Fee”
“The Special Meeting—Required Stockholder Votes for the Merger”
“The Merger Agreement”
“Important Information Regarding the Company—Transactions in Common Shares”
“Important Information Regarding Parent and Merger Sub”
Annex A: Merger Agreement
Investor Matters Agreement, dated as of May 23, 2024, between the Company and Parent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
Common Stock Purchase Warrant, dated as of May 23, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
Registration Rights Agreement, dated as of May 28, 2024, between the Company and the investors party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
Item 6. Purposes of the Transaction and Plans or Proposals.
(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Certain Effects of the Merger”
“The Merger Agreement—Effect of the Merger on the Common Shares and Shares of Common Stock of Merger Sub”
“Special Factors—Treatment of Company Equity Awards”
(c) (1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”
“The Special Meeting—Required Stockholder Votes for the Merger”
“The Merger Agreement—Structure of the Merger”
“The Merger Agreement—Effect of the Merger on the Common Shares and Shares of Common Stock of Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”
“Important Information Regarding the Company—Dividends”
Annex A: Merger Agreement
Item 7. Purposes, Alternatives, Reasons and Effects
(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Summary Term Sheet—Purposes and Reasons of the Filing Persons for the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”
(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”
(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Special Factors—Opinion of KBW”
“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”
“Special Factors—Position of the Filing Persons as to Fairness of the Merger”
Annex D: Opinion of KBW
(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers about the Special Meeting and the Merger”
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”
“Special Factors—Position of the Filing Persons as to Fairness of the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Anticipated Accounting Treatment of the Merger”
“Special Factors—U.S. Federal Income Tax Consequences of the Merger for U.S. Holders”
“The Merger Agreement—Structure of the Merger”
“The Merger Agreement—Effect of the Merger on the Common Shares and Shares of Common Stock of Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”
Item 8. Fairness of the Transaction
(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Summary Term Sheet—Opinion of Ardea”
“Summary Term Sheet—Opinion of KBW”
“Summary Term Sheet—Purposes and Reasons of the Filing Persons for the Merger”
“Summary Term Sheet—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Special Factors—Opinion of Ardea”
“Special Factors—Opinion of KBW”
“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”
“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Position of the Filing Persons as to Fairness of the Merger”
“Special Factors—Projected Financial Information”
“Important Information Regarding the Company”
Annex C: Opinion of Ardea
Annex D: Opinion of KBW
(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Record Date and Quorum”
“Summary Term Sheet—Required Stockholder Votes for the Merger”
“Summary Term Sheet—Conditions to the Merger”
“Summary Term Sheet—When the Merger Becomes Effective”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting—Required Stockholder Votes for the Merger”
“The Special Meeting—Record Date and Quorum”
“The Merger Agreement—Conditions to the Merger”
“The Merger Agreement—When the Merger Becomes Effective”
(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Summary Term Sheet—Opinion of Ardea”
“Summary Term Sheet—Opinion of KBW”
“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Special Factors—Opinion of Ardea”
“Special Factors—Opinion of KBW”
Annex C: Opinion of Ardea
Annex D: Opinion of KBW
(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
(f) Other Offers. Not applicable.
Item 9. Reports, Opinions, Appraisals and Negotiations
(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or representative who has been so designated in writing. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Summary Term Sheet—Opinion of Ardea”
“Summary Term Sheet—Opinion of KBW”
“Special Factors—Background of the Merger”
“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”
“Special Factors—Position of the Filing Persons as to Fairness of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Special Factors—Opinion of Ardea”
“Special Factors—Opinion of KBW”
“Where You Can Find Additional Information”
Annex C: Opinion of Ardea
Annex D: Opinion of KBW
Preliminary Analysis, dated May 27, 2026, delivered by Ardea to the Non-Recused Directors
Implied Purchase Premiums and Multiples Analysis, dated May 29, 2026, delivered by Ardea to the Non-Recused Directors
Outreach to Potential Transacting Parties, dated June 5, 2026, delivered by Ardea to the Non-Recused Directors
Update on Outreach and Transaction Timeline, dated June 12, 2026, delivered by Ardea to the Non-Recused Directors
Diligence Activities, dated July 1, 2026, delivered by Ardea to the Non-Recused Directors
Overview of Top 25 Shareholders, dated July 16, 2026, delivered by Ardea to the Non-Recused Directors
Ardea Final Fairness Presentation, August 2, 2026, delivered by Ardea to the Non-Recused Directors

Item 10. Source and Amounts of Funds or Other Consideration
(a)–(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Source and Amount of Funds”
“Special Factors—Source and Amount of Funds”
(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Company Termination Fee”
“Special Factors—Company Termination Fee”
“The Merger Agreement—Company Termination Fee”
“Special Factors—Fees and Expenses”
(d) Borrowed Funds. Not applicable.
Item 11. Interest in Securities of the Subject Company
(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”
(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”
“Important Information Regarding the Company—Security Ownership of Parent and Merger Sub”
“Important Information Regarding the Company—Transactions in Common Shares”
Item 12. The Solicitation or Recommendation
(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Required Stockholder Votes for the Merger”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting—Required Stockholder Votes for the Merger”
(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Non-Recused Directors; Fairness of the Merger”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”
“Special Factors—Position of the Filing Persons as to Fairness of the Merger”

Item 13. Financial Statements
(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Projected Financial Information”
“Important Information Regarding the Company—Summary Historical Consolidated Financial Data”
“Important Information Regarding the Company—Book Value Per Common Share”
“Where You Can Find Additional Information”
The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
(b) Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
(a)–(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Opinion of Ardea”
“Summary Term Sheet—Source and Amount of Funds”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Opinion of Ardea”
“Special Factors—Source and Amount of Funds”
“Special Factors—Fees and Expenses”
“The Special Meeting—Solicitation of Proxies”
Item 15. Additional Information
(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”
“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”
(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits
(a)(1) Proxy Statement of Bowhead Specialty Holdings Inc. (incorporated herein by reference) to the Schedule 14A filed concurrently with the SEC on October 14, 2026 (the “Proxy Statement”).
(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3) Letter to the Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(5) Press Release of the Company, dated August 3, 2026 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the SEC on August 3, 2026).
(a)(6) Press Release of the Parent, dated August 3, 2026.
(b) None.
(c)(1) Opinion of Ardea (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2) Preliminary Analysis, dated May 27, 2026, delivered by Ardea to the Non-Recused Directors. †
(c)(3) Project Superior: Implied Purchase Premiums and Multiples Analysis, dated May 29, 2026, delivered by Ardea to the Non-Recused Directors.
(c)(4) Outreach to Potential Transacting Parties, dated June 5, 2026, delivered by Ardea to the Non-Recused Directors.†
(c)(5) Update on Outreach and Transaction Timeline, dated June 12, 2026, delivered by Ardea to the Non-Recused Directors. †
(c)(6) Diligence Activities, dated July 1, 2026, delivered by Ardea to the Non-Recused Directors. †
(c)(7) Overview of Top 25 Shareholders, dated July 16, 2026, delivered by Ardea to the Non-Recused Directors.
(c)(8) Ardea Final Fairness Presentation, August 2, 2026, delivered by Ardea to the Non-Recused Directors.
(c)(9) Opinion of Keefe, Bruyette & Woods Inc., dated July 30, 2026 (incorporated herein by reference to the Proxy Statement).
(c)(10) Discussion Materials, dated March 13, 2026, delivered by Keefe, Bruyette & Woods, Inc. (“KBW”) to the Board of Directors of Parent.
(c)(11) Follow-Up Materials, dated April 2, 2026, delivered by KBW to the Board of Directors of Parent.
(c)(12) Fairness Opinion Presentation of Keefe, Bruyette & Woods, Inc., dated July 30, 2026.
(d)(1) Agreement and Plan of Merger, dated August 2, 2026, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2) Investor Matters Agreement, dated as of May 23, 2024, between the Company and Parent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
(d)(3) Common Stock Purchase Warrant, dated as of May 23, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
(d)(4) Registration Rights Agreement, dated as of May 28, 2024, between the Company and the investors party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).
(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex B of the Proxy Statement).
(g) None.
107  Filing Fee Table
† Certain information in this exhibit has been redacted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted information.

SIGNATURES
After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of October 14, 2026

AMERICAN FAMILY MUTUAL INSURANCE COMPANY, S.I.

By:	/s/ William B. Westrate
Name: William B. Westrate
Title: Chief Executive Officer

TRIDENT SUPERIOR INC.
By:	/s/ Telisa L. Yancy
Name: Telisa L. Yancy
Title: President

BOWHEAD SPECIALTY HOLDINGS INC.
By:	/s/ Stephen Sills
Name: Stephen Sills
Title: Chief Executive Officer and President